United States securities and exchange commission logo





                              June 7, 2024

       Robert E. Hoffman
       Chief Executive Officer
       Kintara Therapeutics, Inc.
       9920 Pacific Heights Blvd, Suite 150
       San Diego, CA 92121

                                                        Re: Kintara
Therapeutics, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed May 13, 2024
                                                            File No. 333-279368

       Dear Robert E. Hoffman:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-4

       Cover Page

   1. Please revise the Letter to Stockholders to disclose whether the listing approval for
                                                        TuHURA's securities on
Nasdaq is a closing condition of the merger.
   2. We note your reference to TuHURA's "first-in-class" bi-functional ADCs. Please remove this claim as well as
any other similar claims in the prospectus as it appears to be premature given
TuHURA's current stage of development.
       Questions and Answers About the Merger, page 1

   3. Please revise this section to prominently disclose the valuations attributed to both Kintara and TuHURA in the
merger. Please also clarify, if true, that the ownership percentages of the post-merger
combined company include the conversion of the convertible notes issued by TuHURA in the TuHURA
Note Financing.
 Robert E. Hoffman
FirstName  LastNameRobert
Kintara Therapeutics, Inc. E. Hoffman
Comapany
June 7, 2024NameKintara Therapeutics, Inc.
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4. Please include a Q&A discussing the proposed reverse split and how it will impact the voting power of Kintara shareholders in the combined company.
5. Please revise this section to add a Q&A discussing the reasons why Kintara's board of directors is recommending that Kintara's stockholders approve the merger, the reverse split and the associated transactions. In your new Q&A, please discuss whether Kintara's board of directors considered any potential downsides or uncertainties related to these proposals.
6. Please revise your disclosure in this section to discuss the impact that a potential delisting of Kintara's common stock from Nasdaq would have on the Merger. In your revisions, clarify if you have entered into discussions with Nasdaq related to your potential delisting and tell us the status of any such discussions.
Q: Why am I receiving this proxy statement/prospectus?, page 1

7. We note that this question currently discusses a number of topics including the reasons for receiving this proxy statement/prospectus, the exchange ratio and the contingent value rights agreements that Kintara will enter into at the time of the merger. Please separate this Q&A into three separate questions discussing:
             The reasons why shareholders are receiving this proxy statement/prospectus
             The exchange ratio, including a brief explanation what it is and how it will be calculated
             The contingent value rights agreements and a discussion of what rights will flow to shareholders from these agreements
Summary of the Proxy Statement/Prospectus
TuHURA, page 10

8. We note your statements here and throughout the prospectus that TuHURA's IFx technology and product candidates are "personalized." However, your disclosure elsewhere in the prospectus appears to indicate that the composition of TuHURA's IFx product candidates does not vary from patient to patient. Accordingly, please tell us why it is appropriate to characterize TuHURA's technology and product candidates as
         "personalized." Alternatively, please remove this claim.

         Please also revise the fourth paragraph of this section to clarify that the results of clinical trials are inherently uncertain and that the results from TuHURA's Phase 3 clinical trial may fail to satisfy the ORR, PFS and OS endpoints.
9. We note your statement that TuHURA plans to initiate a Phase 1b/2a trial in the third quarter of 2024. Please revise to clarify if there is an active IND for this trial.
10. Please revise this section to reflect your disclosure on page 232 indicating that TuHURA must complete additional product testing procedures and gain FDA acceptance of these procedures before it can commence its Phase 3 clinical trial. Robert E. Hoffman
FirstName  LastNameRobert
Kintara Therapeutics, Inc. E. Hoffman
Comapany
June 7, 2024NameKintara Therapeutics, Inc.
June 7,
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TuHURA Note Financing, page 16

11. Please disclose how the Kintara shareholders would be impacted by the exercise of the warrants issued in connection with the TuHURA Note Financing. For example, explain if this would further dilute the total ownership percentage of Kintara shareholders in the combined company and quantify the amount of such dilution.
Opinion of Kintara's Financial Advisor, page 18

12. We note your statements here and elsewhere in the prospectus, as well as in the fairness opinion attached as Annex B, that the opinion is intended for the sole benefit of Kintara's board of directors and may not be used for any other purpose. Please remove this statement.

         Alternatively, please disclose the legal basis for your and Lucid's belief that stockholders cannot rely on the opinion to bring state law actions, including a description of any state law authorities on such a defense. If no such authority exists, please disclose that this issue will be resolved by a court, resolution of this issue will have no effect of on rights and responsibilities of Kintara's board under state law and the availability or non-availability of this defense has no effect on the rights and responsibilities of either Lucid or Kintara's board under federal securities laws.
Risk Factors
TuHURA relies on third parties to manufacture its clinical product supplies..., page 39

13. Please disclose the name of the single source supplier TuHURA current relies on for the
         manufacturing of TuHURA   s product candidates. In your revisions,
clarify if the single
         source supplier holds any of the necessary know-how required to manufacture TuHURA's product candidates and if TuHURA has entered into any supply agreements with it.
The certificate of incorporation of the combined company will provide that..., page 80

14. We note your disclosure regarding the exclusive forum provision that will be included in the articles of incorporation of the combined company. Please revise to clarify that
         Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all actions brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Unaudited Pro Forma Condensed Combined Financial Information , page 107

15. Please revise this note to clearly disclose your fiscal year end once the merger agreement is effective.
16. We note from proposal 2 on page 1 that you are proposing a reverse stock split of only the outstanding shares of Kintara Common Stock and other outstanding securities of Kintara
         Common Stock (with no change to the authorized capital stock of Kintara), at a ratio in
 Robert E. Hoffman
FirstName  LastNameRobert
Kintara Therapeutics, Inc. E. Hoffman
Comapany
June 7, 2024NameKintara Therapeutics, Inc.
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         the range from [ ]-for-1 to [ ]-for-1. Please revise your filing to provide the range of the reverse stock split as well as to update your pro forma financial statements for the impact of the reverse stock split upon your financial statements. Further, to the extent that any such reverse stock split is expected to occur prior to the effectiveness of your registration statement, all share data will require retroactive adjustment pursuant to SAB Topic 4.C.
17. Reference is made to note (A) on page 118 and that you have reflected the anticipated cash proceeds of $28.6 million within your pro forma balance sheet related to the
         TuHURA Note Financing. We further note from your discussion on page 16 that you received $31.3 million in subscriptions related to these notes and only $18.5 million were funded as of April 30, 2024. Please tell and revise your filing to disclose why you made a $28.6 million adjustment to the pro forma balance sheet since only $18.5 million were funded as of April 30, 2024.
18. Reference is made to adjustment (F) on page 118 and that you have a $0 adjustment reflected within your pro forma financial statements for the contingent right value
         (CVR) that you believe is probable that the Milestone of the Kintara legacy clinical studies pursuant to the CVR Agreement will be achieved and the CVR shares to be issued.
         We further note your disclosure that the accounting treatment for the CVR obligation is preliminary in nature and the final accounting treatment will be determined based on a number of factors, including additional analysis of the transaction and consideration of relevant accounting standards. Please tell us and explain in more detail how you plan on accounting for these rights and why you have reflected a $0 impact for these rights.
The Merger
Background of the Merger, page 124

19. Please revise this section to include a discussion of the events and negotiations related to the TuHURA Note Financing.
20. Please revise to include a more fulsome discussion of how the valuations of Kintara and
         TuHURA, the Exchange Ratio and the CVR agreement were negotiated in connection with the merger. With respect to the valuations of the parties and the Exchange Ratio, please disclose how Kintara determined an initial valuation of TuHURA of $180 million and whether this valuation changed during negotiations. Please also disclose the valuation attributed to TuHURA's predecessor, Morphogenesis, Inc., in its proposed merger with
         CohBar and describe the reasons for any changes in that valuation.

         With respect to the CVR agreement, please disclose how the parties came to agree that
         TuHURA would use commercially reasonable efforts to continue the REM-001 program through the open label study in cutaneous metastatic breast cancer and that such
         "commercially reasonable" efforts do not require TuHURA to expend monetary resources in excess of $700,000 as discussed on page 115.
21. Please revise this section to explain the diligence that Kintara's management, board and advisors conducted on TuHURA.
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FirstName  LastNameRobert
Kintara Therapeutics, Inc. E. Hoffman
Comapany
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Kintara's Reasons for the Merger, page 128

22. Please revise your disclosure in your first bullet to clarify why Kintara's board of directors viewed Kintara as "acquiring" TuHURA's principal product candidates given your disclosure elsewhere indicating that TuHURA's legacy equityholders will own 97.15% of the combined company. Please revise your second bullet to reflect your disclosure elsewhere in the prospectus indicating that TuHURA does not intend to further advance or develop REM-001.
Opinion of Kintara's Financial Advisor, page 136

23. Please disclose the "certain internal financial analyses" and projections Lucid Capital
         Markets relied upon in providing their opinion that the Exchange Ratio was fair to Kintara shareholders from a financial point of view.
24. Your disclosure here indicates that Lucid did not assign any value to the right of the
         Kintara stockholders to receive additional shares pursuant to the CVR Agreement.
         However, Lucid's opinion attached as Annex B appears to assume that the CVR distribution has occurred and that Kintara's stockholders will own approximately 5.5% of the of the combined company's common stock on a fully-diluted basis. Please revise your disclosure and clarify whether the Exchange Ratio evaluated by Lucid incorporated the
         CVR shares. Alternatively, please advise.
Discounted Cash Flow Analysis, page 144

25. Please revise this section to disclose how Kintara determined that the Merkel Cell program had a 39.8% probability of success. To the extent this estimate is based upon historical approval rates, please revise to discuss the limitations of relying on this data.
Certain Agreements Related to the Merger, page 171

26. Please disclose if any consideration was received by the shareholders who have agreed to vote their shares in favor of the merger in connection with entering into the Kintara
         Support Agreements and TuHURA Support Agreements. Please also disclose the number of shares of the combined company that will be subject to lock-up agreements and the term of the lock-up agreements that will be signed by TuHURA's stockholders.
Certain Material U.S. Federal Income Tax Consequences of the Merger and the CVR Distribution
Material U.S. Federal Income Tax Consequences of the Merger to Kintara..., page 174

27. We note your disclosure that the parties "intend" for this transaction to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Please
         file an opinion of counsel supporting this conclusion and revise your disclosure here and in the Questions and Answers About the Merger section to clarify that this conclusion is the opinion of counsel. For further guidance see Staff Legal Bulletin No. 19 and Item
 Robert E. Hoffman
FirstName  LastNameRobert
Kintara Therapeutics, Inc. E. Hoffman
Comapany
June 7, 2024NameKintara Therapeutics, Inc.
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         601(b)(8) of Regulation S-K. If there is uncertainty regarding the tax treatment of the
         business combination, counsel   s opinion should discuss the degree of
uncertainty
Information about TuHURA
Business, page 231

28. Please increase the size of the graphics appearing throughout this section so that all text is legible.
29. Please remove your statement that TuHURA is targeting a rolling BLA submission to the
         FDA commencing in mid-2026 as this statement is premature given that TuHURA has yet to commence or complete its Phase 3 clinical trial.
30. Please revise the Overview section to clarify, if true, that TuHURA has yet to conduct a trial where IFx-2.0 demonstrated a treatment effect that was statistically significant.
TuHURA's Strategy, page 235

31. We refer to the first bullet point appearing on page 235. Please revise to state that such accelerated approval designations may not actually result in reduced costs or a faster time to market, if approved. Please also clarify, if true, that the FDA could require TuHURA to conduct a postmarketing confirmatory trial and that any accelerated approval could be withdrawn.
Cancer Vaccines
IFx Technology, page 237

32. Please revise this section or elsewhere, as appropriate, to briefly explain plasmid DNA.
TuHURA's Clinical Development Program, page 241

33. Please revise the bottom left portion of your graphic on page 242 with equal prominence to clarify that the outcomes of clinical trials are inherently uncertain, that there is no guarantee that the results from TuHURA's clinical trial will support an accelerated approval or a full approval, that the SPA does not increase the likelihood of marketing approval, that the FDA may disagree with TuHURA's conclusion that data from the trial is sufficient for an approval and that the FDA may require TuHURA to conduct additional clinical trials before granting any potential marketing approval. Alternatively, please remove this portion of the graphic.
Phase 1b Trial in Metastatic Merkel Cell Carcinoma and Cutaneous Squamous Cell Carcinoma, page 242

34. Please disclose the serious adverse event experienced by the one cutaneous Squamous cell carcinoma patient in your Phase 1b Trial of IFx-2.0.
35. We note your statement that this study successfully met predefined endpoints for safety
 Robert E. Hoffman
Kintara Therapeutics, Inc.
June 7, 2024
Page 7
         and efficacy. Please identify the efficacy endpoints and explain how they were met.
Market Opportunity, page 247

36. Please revise the graphic on page 248 to clearly delineate drugs that are not checkpoint inhibitors.
TuHURA's Manufacturing Strategy, page 248

37. Please revise to describe how TuHURA's product candidates are manufactured, as well as any associated challenges.
TuHURA Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 287

38. Please revise to disclose the costs incurred during each period presented for each of your key research and development products/projects. If you do not track your research and development costs by project, disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e., by nature or type of expense) which should reconcile to total research and development expense on the Consolidated Statements of Operations.
Information About Kintara, page 296

39. Please revise this section to prominently reflect your disclosure elsewhere in the prospectus that TuHURA does not expect to advance any of Kintara's technologies, other than the enrollment of ten CMBC patients in the clinical trial of REM-001. Please also disclose the current status of this enrollment.
Kintara Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 317

40. Please revise your filing to include all of the disclosures required by Item 303(b) and (c)
         of Regulation S-K, such as liquidity and capital resources and results of operations for the years ended June 30, 2023 and 2022. In addition, revise the heading under Liquidity and
         Capital Resources on page 322 to be the six months rather than the nine months ended
         December 31, 2022.
Security Ownership of Certain Beneficial Owners and Management, page 345 FirstName LastNameRobert E. Hoffman
41. Please revise the table on page 348 to identify the natural person(s) with voting and/or
Comapany   NameKintara
       dispositive controlTherapeutics,  Inc.
                           over the shares in the combined company that will be
held by K&V
       Investment
June 7, 2024 Page 7One,  LLC.
FirstName LastName
 Robert E. Hoffman
FirstName  LastNameRobert
Kintara Therapeutics, Inc. E. Hoffman
Comapany
June 7, 2024NameKintara Therapeutics, Inc.
June 7,
Page 8 2024 Page 8
FirstName LastName
General

42. Please provide us your analysis as to whether Kintara Therapeutics, Inc. is a shell company as defined in Rule 12b-2 of the Exchange Act or whether it could become one prior to the closing of the merger. For guidance, see Special Purpose Acquisition
         Companies, Shell Companies, and Projections, Release No. 33-11265 (January 24, 2024)
         at nt. 943.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tara Harkins at 202-551-3639 or Vanessa Robertson at 202-551-3649 if
you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Steven M. Skolnick, Esq.